Exhibit 99.1

Dollar Tree Stores, Inc. Reports Second Quarter Net Earnings Per Diluted Share Of $0.28

CHESAPEAKE, Va. - August 23, 2006 - Dollar Tree Stores, Inc. (NASDAQ: DLTR), the nation's leading operator of single-price point dollar stores, reported net earnings per diluted share of $0.28, for the fiscal second quarter ended July 29, 2006. Sales for the quarter were $883.6 million, a 14.9% increase compared to $769.0 million, for the same period, one year ago. Comparable store sales increased 4.2% for the quarter.

"Our sales grew consistently throughout the quarter," said President and CEO Bob Sasser. "Customers have responded positively to our shopping convenience, our extreme merchandise value and our expansion of basic consumer products. Both average ticket and store traffic increased, once again, in the second quarter."

For the second quarter, gross margin was 33.2%, compared to 34.0% in last year's second quarter. The decline in rate was primarily due to the planned increase in penetration of lower margin consumables, and increased transportation costs resulting from higher diesel fuel prices relative to last year.

Selling, general and administrative expenses, as a percentage of sales, were 27.8% in the second quarter of 2006, compared to 27.9% in the same quarter last year. Increases in employee benefits and incentives were offset by operating expense control and leverage from positive same store sales. Also, depreciation and amortization, as a percent of sales, declined 30 basis points, for the quarter, when compared to last year.

During the second quarter of 2006, the Company bought approximately 3.4 million shares of its common stock for $88.7 million, resulting in $136.4 million of share repurchase year-to-date.

The Company estimates sales for the third quarter of 2006 to be in the range of $895 - $915 million. Based upon this sales forecast, diluted earnings per share is estimated to be in the range of $0.30 to $0.32.

Full year sales are now forecasted to be in the range of $3.895 billion - $3.955 billion. Full year diluted earnings per share are expected to be in the range of $1.74 - $1.82.

On Wednesday, August 23, 2006, the Company will host a conference call to discuss its earnings results at 9:00 a.m EDT. The telephone number for the call is 800-289-0572. International callers may dial 913-981-5543. A recorded version of the call will be available until midnight Wednesday, August 30, and may be accessed by dialing 888-203-1112, and the access code is 3624958. International callers may dial 719-457-0820 and the pass code is 3624958. A webcast of the call, powered by Vcall, is accessible through Dollar Tree's website, www.DollarTree.com/medialist.cfm, as well as at www.investorcalendar.com, and will remain on-line until midnight Wednesday, August 30. Any financial and statistical information related to the call can be accessed through the "Investor Relations / SEC Filings / Non-GAAP Measures" section of Dollar Tree's website.

The Company's regular, pre-recorded business update will be available Thursday, October 5, 2006, by 5:00 p.m. EDT, and will remain on-line through Monday, October 9, 2006. Interested parties can access the Company's update by dialing (757) 321-5873.

As of July 29, 2006, Dollar Tree operated 3,156 stores in 48 states. During the second quarter, Dollar Tree opened 47 stores, closed 10 stores, and expanded or relocated 18 stores. The Company's retail selling square footage totaled approximately 25.4 million at July 29, 2006, a 14.7% increase compared to a year ago.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS: This press release contains "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan, forecast, or estimate. For example, our forward-looking statements include statements regarding third-quarter and full year sales and third-quarter and full year diluted earnings per share. For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our Annual Report on Form 10 - K filed April 12, 2006 and our Quarterly Report on Form 10-Q filed June 8, 2006. In light of these risks and uncertainties, the future events, developments or results described by our forward looking statements in this document could turn out to be materially and adversely different from those we discuss or imply. We are not obligated to release publicly any revisions to any forward looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

CONTACT: Dollar Tree Stores, Inc., Chesapeake
             Timothy J. Reid
             757-321-5284
             www.DollarTree.com

DOLLAR TREE STORES, INC.
Condensed Consolidated Income Statements
(Dollars in millions, except per share data)

	Second Quarter ended		Six Months ended	
	July 29, 2006	July 30, 2005	July 29, 2006	July 30, 2005
Net sales	$ 883.6	$ 769.0	$ 1,740.1	$ 1,518.1
Cost of sales	590.3	507.6	1,160.7	1,002.4
Gross profit	293.3	261.4	579.4	515.7
	33.2%	34.0%	33.3%	34.0%
Selling, general & administrative expenses	245.3	214.9	478.0	421.1
	27.8%	27.9%	27.5%	27.7%
Operating income	48.0	46.5	101.4	94.6
	5.4%	6.0%	5.8%	6.2%
Interest expense, net	(1.7)	(2.8)	(2.5)	(4.1)
Income before income taxes	46.3	43.7	98.9	90.5
	5.2%	5.7%	5.7%	6.0%
Income tax expense	17.3	16.4	37.0	34.2
Net income	$ 29.0	$ 27.3	$ 61.9	$ 56.3
	3.3%	3.6%	3.6%	3.7%
Net earnings per share:				
Basic	$ 0.28	$ 0.25	$ 0.59	$ 0.51
Weighted average number of shares	103.7	108.4	105.0	109.8
Diluted	$ 0.28	$ 0.25	$ 0.59	$ 0.51
Weighted average number of shares	104.1	108.8	105.4	110.3

DOLLAR TREE STORES, INC.
Condensed Consolidated Balance Sheets
(Dollars in millions)

	July 29, 2006	Jan. 28, 2006	July 30, 2005
Cash and cash equivalents	$ 49.0	$ 65.8	$ 14.5
Short-term investments	131.4	274.0	151.0
Merchandise inventories	671.0	576.5	629.9
Other current assets	23.5	27.4	33.8
Total current assets	874.9	943.7	829.2
Property and equipment, net	710.5	681.8	691.6
Intangibles, net	145.6	129.3	130.9
Other assets, net	44.3	43.6	28.1
Total assets	$ 1,775.3	$ 1,798.4	$ 1,679.8
Current portion of long-term debt	18.8	19.0	19.0
Accounts payable	211.8	135.6	120.4
Other current liabilities	105.3	99.2	103.1
Income taxes payable	5.0	41.7	5.3
Total current liabilities	340.9	295.5	247.8
Long-term debt, excluding current portion	250.0	250.0	250.0
Other liabilities	70.6	80.6	84.8
Total liabilities	661.5	626.1	582.6
Shareholders' equity	1,113.8	1,172.3	1,097.2
Total liabilities and shareholders' equity	$ 1,775.3	$ 1,798.4	$ 1,679.8
STORE DATA:			
Number of stores open at end of period	3,156	2,914	2,856
Total selling square footage (in millions)	25.4	23.0	22.2

DOLLAR TREE STORES, INC.
Condensed Consolidated Statements of Cash Flows
(Dollars in millions)

	Six Months ended	
	July 29, 2006	July 30, 2005
Cash flows from operating activities:		
Net income	$ 61.9	$ 56.3
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	74.1	68.1
Other non-cash adjustments	(7.9)	(8.4)
Changes in working capital	(22.4)	(47.0)
Total adjustments	43.8	12.7
Net cash provided by operating activities	105.7	69.0
Cash flows from investing activities:		
Capital expenditures	(88.6)	(74.5)
Purchase of short-term investments	(346.8)	(497.7)
Proceeds from maturities of short-term investments	489.3	558.0
Purchase of Deals assets, net of cash acquired of $0.3	(54.4)	-
Purchase of restricted investments	-	(15.2)
Other	(1.1)	(3.3)
Net cash used in investing activities	(1.6)	(32.7)
Cash flows from financing activities:		
Principal payments under long-term debt and capital lease obligations	(0.5)	(3.5)
Proceeds from stock issued pursuant to stock-based compensation plans	14.7	5.6
Payments for share repurchases	(136.4)	(130.4)
Other	1.3	-
Net cash used in financing activities	(120.9)	(128.3)
Net decrease in cash and cash equivalents	(16.8)	(92.0)
Cash and cash equivalents at beginning of period	65.8	106.5
Cash and cash equivalents at end of period	$ 49.0	$ 14.5

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